FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited Third Quarter 2013 Results

Mexico City, October 25, 2013—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the third quarter of 2013.

The Company’s results reflect the first-time adoption of five accounting standards related principally to issues of control. The most important of these, IFRS 11 “Joint Arrangements,” eliminates proportional consolidation. Results for 3Q12 and the full year 2012 have been restated for comparative purposes. Additional information is provided in the Notes.

Summary for the Third Quarter

ICA generated strong increases in operating income and Adjusted EBITDA driven by the development of concessioned projects in the third quarter of 2013. The Construction segment continues recovering work volumes in the execution of its projects. ICA generated Ps. 1,197 million in operating income, an increase of 70% as compared to 3Q12, and Ps. 1,556 million in Adjusted EBITDA, an increase of 27%. This strong performance was principally the result of the continued rapid growth of the Concessions and Airports segments. As a result, the Adjusted EBITDA margin reached 18.6%.

Consolidated revenues decreased in 3Q13, principally as a result of obstacles for the execution of new projects. Despite efforts to accelerate the rate of construction of these projects, delays in the delivery of rights of way, adverse weather, and delays in payments by clients affected construction revenue. In particular, the storms that hit Mexico in September severely impacted Guerrero, Oaxaca, Tamaulipas, and Veracruz. Several ICA projects were affected, with the impacts likely to extend to the fourth quarter.

Taking into account the first nine months results and the environment expected for the infrastructure sector for the rest of the year, ICA now expects that total revenues for the year will not grow as compared to 2012, while full year Adjusted EBITDA is expected to remain in the range of 13 to 16%.

For more information contact:
Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx Rebeca Avalos rebeca.avalos@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

Total revenues in 3Q13 decreased 10% to Ps. 8,363 million, as compared to the prior year period. Construction revenues decreased 23% year over year. At the same time, construction revenues have steadily increased during the course of 2013, with third quarter revenues more than 30% above the levels of 1Q13 and 11% above 2Q13. Revenues from the Concessions segment increased 116%, and Airports increased 8%.

Consolidated debt decreased 10% to Ps. 49,036 million as of September 30, from Ps. 54,496 million as of June 30, 2013, principally as a result of repayment of short-term debt in the Corporate segment as a result of the use of proceeds from the sale of ICA’s stake in RCO and OMA shares. The accounting effect of the sale of 17.25% of OMA’s shares is shown in the equity account, as it was a transaction between shareholders and ICA continues to exercise control.

Construction backlog grew 3% to Ps. 33,592 million as compared to December 31, 2012 levels. In addition to construction backlog, long-term mining and other services contracts reached Ps. 6,536 million, and backlog of non-consolidated subsidiaries and joint ventures reached Ps. 9,612 million.

•	Construction contributed 72% of consolidated revenue and 32% of Adjusted EBITDA in 3Q13.
•	Concessions contributed 18% of consolidated revenue and 44% of Adjusted EBITDA in 3Q13.
•	As of September 30, 2013, ICA’s Concessions segment was participating in 17 projects, including ten highways, four water projects, two social infrastructure projects, and one port. Of these, nine were in full operation, and eight under construction.
•	Airports contributed 10% of consolidated revenue and 24% of Adjusted EBITDA in 3Q13.
•	Consolidated net income was Ps. 447 million in 3Q13 and net income of the controlling interest was Ps. 241 million in 3Q13. Earnings per share were Ps. 0.39 and earnings per ADS were US$ 0.12.

Investor Relations	www.ica.com.mx	2/24

Construction

•	Construction revenues were Ps. 6,032 million in 3Q13. The Barranca Larga – Ventanilla highway, the MItla-Tehuantepec highway, the Avenida Domingo Diaz in Panama, and construction contracts of San Martín in Peru made the largest contribution to revenues in 3Q13. Revenue decreased 23% compared to 3Q12 as a result of the slow rate of execution of projects in backlog.

•	Operating income for the quarter of Ps. 432 million. The operating margin improved to 7.2% from 5.8%, and the Adjusted EBITDA margin rose to 9.4% from 9.0%, as a result for initiatives to decrease expenses in order to compensate for the lower volume of work.
•	Civil Construction debt decreased Ps. 1,383 million to Ps. 9,036 million, principally as a result of the use of proceeds from the OMA and RCO transactions.
Investor Relations	www.ica.com.mx	3/24

Construction Backlog

•	Construction backlog was Ps. 33,592 million as of September 30, 2013, equivalent to 22 months work at the average rate for the first nine months of 2013. Notwithstanding the economic slowdown in Mexico, the total level of backlog has been maintained above the December 31, 2012 level.
•	New contracts and net increases in existing contracts in 3Q13 totaled Ps. 1,767 million.
•	Projects outside of Mexico were 14% of backlog.

Contracted Mining and Other Services

•	As of September 30, 2013, ICA also had Ps. 6,536 million in long-term mining and other services contracts, principally in San Martín Contratistas Generales.

Investor Relations	www.ica.com.mx	4/24

Concessions

•	The portfolio of concessions continues to strengthen with the start of operations of the two new highway concessions and the two social infrastructure projects in late 2012 and early 2013.
•	Average Daily Traffic Volumes (ADTV) on consolidated highways increased 84% in 3Q13, principally because of increased traffic on the Rio de Los Remedios-Ecatepec tollroad, as well as the start of operations of the La Piedad Bypass and the Rio Verde - Cd. Valles highways.
•	Concessions revenues increased 116% to Ps. 1,550 million compared to 3Q12. Revenue from operation of concessions that have entered service (e.g., tolls, maintenance fees, and service revenues) increased to Ps. 660 million in the quarter. The new concessions that started operations last year were the major contributors to revenue growth.
•	The reduction in operating revenues from water projects reflects the deconsolidation of Agua Prieta and sale of the Cd. Acuña water treatment plant.
•	Adjusted EBITDA increased 103% to Ps. 800 million, principally as a result of the contributions of the two social infrastructure projects. The Adjusted EBITDA margin was 51.6% in 3Q13 and 58.9% for the first nine months of 2013.
•	Concessions segment debt increased 27% to Ps. 23,479 million from December 31, 2012, principally because of drawings on financings for projects that are in the construction phase. The segment’s cash balances increased to Ps. 4,376 million from Ps. 2,298 million as of December 31, 2012. 85% of debt is associated with projects in operation.

Investor Relations	www.ica.com.mx	5/24

Operating Concessions information

Traffic Volume (vehicles per day)	3Q12	3Q13	% Chg	9 months 2012	9 months 2013	% Chg
Acapulco Tunnel	8,143	7,494	(8)	8,595	7,580	(12)
Mayab Consortium	2,743	2,723	(1)	2,468	2,512	2
Rio de los Remedios	8,054	18,657	132	7,306	16,182	121
Libramiento La Piedad	-	4,327	--	-	3,930	--
Río Verde Cd. Valles	-	1,676	--	-	1,503	--
Total Consolidated	**18,940**	**34,877**	**84**	**18,369**	**31,707**	**73**

Revenues Composition Ps. million	3Q12	3Q13	% Chg	9 months 2012	9 months 2013	% Chg
Acapulco Tunnel	36	35	(1)	110	101	(8)
Mayab Consortium	133	132	0	283	379	34
Rio de los Remedios	13	12	(5)	20	33	64
La Piedad Bypass	0	24	N/A	0	64	N/A
Rio Verde - Ciudad Valles	0	22	N/A	3	36	N/A
Total Operating Highways	**181**	**225**	**24**	**415**	**613**	**48**
Social Infrastructure	0	270	N/A	0	821	N/A
Water Projects	8	0	N/A	25	5	(82)
Total Other Operating Projects	**8**	**270**	**N/A**	**25**	**826**	**N/A**
Operating Service Revenues	78	165	N/A	494	466	(6)
Total Operating Revenues	**267**	**660**	**147**	**934**	**1,905**	**104**
Financial Income	314	709	126	747	2,217	197
Construction Revenues and others	136	180	33	791	889	12
Total Revenues	**717**	**1,550**	**116**	**2,471**	**5,011**	**103**

Adjusted EBITDA Ps. million	3Q12	3Q13	% Chg	9 months 2012	9 months 2013	% Chg
Acapulco Tunnel	24	25	5	71	64	(9)
Mayab Consortium	70	64	(9)	250	265	6
Rio de los Remedios	3	3	0	6	7	23
La Piedad Bypass	0	19	N/A	0	29	N/A
Rio Verde - Ciudad Valles	21	31	N/A	67	39	(42)
Total Operating Highways	**118**	**142**	**20**	**394**	**404**	**2**
Social Infrastructure	0	562	N/A	0	1,436	N/A
Water Projects	9	0	(100)	32	5	(85)
Total Other Operating Projects	**9**	**562**	**N/A**	**32**	**1,441**	**N/A**
Operating Service Adjusted EBITDA	41	1	(98)	174	16	(91)
Total Operating Adjusted EBITDA	**168**	**704**	**319**	**600**	**1,860**	**210**
Adjusted EBITDA other Concepts (1)	226	96	(58)	832	1,092	31
Total Adjusted EBITDA	**394**	**800**	**103**	**1,432**	**2,952**	**106**

(1) Includes Financial and Construction Adjusted EBITDA and gain of sale RCO

Investor Relations	www.ica.com.mx	6/24

Airports

•	Terminal passenger traffic increased 5% to 3.6 million in 3Q13; domestic traffic increased 6%, and international traffic decreased 3%. Eight of the 15 airlines at our airports grew traffic in the quarter. Nine new domestic routes opened in the quarter.
•	Total revenues increased 8% to Ps. 860 million in 3Q13. Aeronautical revenues rose 5% principally as a result of traffic growth.
•	Non-aeronautical revenues increased 15%, principally because of growth in revenues from checked baggage screening services, the NH T2 hotel, and car rental.
•	Adjusted EBITDA reached Ps. 427 million in the 3Q13, an increase of 7% as compared to Ps. 399 million in 3Q12. The Adjusted EBITDA margin was 49.7%.
•	Airports debt was Ps. 3,110 million as of September 30, 2013, an increase of Ps. 130 million as compared to December 31, 2012.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	7/24

Consolidated Results

•	Revenues decreased 10% to Ps. 8,363 million in 3Q13, and 17% in the first nine months of 2013. Reductions in Construction were partially offset by strong increases in Concessions and Airports revenues.
•	Cost of sales decreased 19% in 3Q13 and 24% in the first nine months of 2013, as a result of the change in composition of revenues generated by each segment. Cost of sales includes interest expense on financed projects in Concessions.
•	Selling, general, and administrative expenses were Ps. 719 million in 3Q13, equivalent to 8.6% of revenues. SG&A expense decreased 7% in the first nine months of 2013.
•	Other income (loss) was a loss of Ps. 82 million in 3Q13. For the first nine months of 2013, other income was Ps. 433 million, and was principally the result of the gain on sale of ICA’s shareholding in RCO, which closed on August 6, 2013.
•	Operating income increased 70% to Ps.1,197 million. The increase was principally the result of the start of operations of four concessions in late 2012 and the continued growth of Airports aeronautical and non-aeronautical services. In the first nine months of 2013, operating income grew 59% to Ps. 3,711 million, with a margin of 15.8%.
•	Adjusted EBITDA increased 27% to Ps. 1,556 million in 3Q13, as a result of the strong increases in the Concessions and Airports segments. The Adjusted EBITDA margin reached 18.6%.

•	Comprehensive financing cost was Ps. 746 million in 3Q13, including interest expense of Ps. 1,291 million. For the nine months of 2013, the comprehensive financial cost was Ps. 3,504 million.

Investor Relations	www.ica.com.mx	8/24

•	Share of earnings of affiliated companies and joint ventures increased to Ps. 119 million from Ps. 86 million in 3Q12, and were generated principally by ICA Fluor and other joint ventures. The Notes to the financial information contain supplementary information on the performance of these affiliated companies.
•	Discontinued operations include the results of the horizontal housing assets.
•	Consolidated net income was Ps. 447 million in 3Q13, and Ps. 384 million in the first nine months of 2013.
•	Net income of the controlling interest was Ps. 241 million in 3Q13. Earnings per share were Ps. 0.39 and earnings per ADS were US$ 0.12. For the first nine months of the year, net loss of the controlling interest was Ps. 96 million, or Ps. 0.16 per share and US$ 0.05 per ADS.

Capital Expenditures

•	During 3Q13, ICA invested approximately Ps.1,081 million in projects. The investment in Concessions and other projects is expected to generate earnings from the management of those assets upon completion of construction and initiation of operations.

Debt

•	Total debt decreased 10% to Ps. 49,036 million from Ps. 54,496 million as of June 30, 2013. The resources from the RCO and OMA transactions were used principally to pay short-term Corporate debt, as well as debt in the Construction and Airports (through ICA’s subsidiary Aeroinvest) segments.
•	As a result of increased investment in Concessions, total debt as of September 30, 2013 increased Ps. 2,320 million, or 5%, as compared to the level at December 31, 2012.

•	Total cash and cash equivalents as of September 30, 2013 was Ps. 8,482 million, an increase of Ps.1,922 million as compared to December 31, 2012. Cash includes restricted cash of Ps. 4,775 million. Net debt was Ps. 40,554 million as of the end of the third quarter.

Investor Relations	www.ica.com.mx	9/24

•	Construction accounted for 18% of total debt, and consisted principally of short-term working capital credit lines required to execute projects. Payment of this debt is expected to come from pending client payments.
•	Concessions accounted for 48% of total debt. Such debt consisted of structured project finance credit facilities. The project finance debt is expected to decrease in accordance with the contractual structure of each credit.
•	Corporate and Other debt represented 27% of total debt, and consisted principally of the two U.S. dollar denominated Notes issued by the parent company.

•	41% of total debt was bank debt and 59% was securities debt; 22% of debt was short-term; and 35% of debt was denominated in foreign currency, principally U.S. dollars.
•	ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks. ICA expects to continue to be active in the capital markets to finance or refinance projects that generate value for the Company.

Investor Relations	www.ica.com.mx	10/24

Material Events and Subsequent Developments

•	During September and October, ICA Fluor was awarded contracts by Pemex and companies associated with Pemex with a total contract value of approximately US$ 410 million.
•	The government’s fiscal reform initiative for 2014 includes the elimination of the Fiscal Consolidation Regime, which has enabled the deferral of certain tax payments within the Group. Should the reform be approved on the terms proposed, ICA will have to elect one of three options for the payment of taxes deferred as a result of consolidation. The Company is currently evaluating the best alternative for ICA, based on the legal and economic analysis of each of the options. ICA expects that the impact, if any, of the reform will be in the timing of the payments of the deferred taxes rather than in the amounts of deferred taxes that are currently registered in the balance sheet.

Conference Call Invitation

ICA’s conference call will be held on Monday, October 28, at 11:00 am Eastern Time (9:00 am Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 77227673. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until November 4, 2013 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 77227673.

Investor Relations	www.ica.com.mx	11/24

Consolidated Financial Statements

Investor Relations	www.ica.com.mx	12/24

Investor Relations	www.ica.com.mx	13/24

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Sep 30 2012	2013
Operating Activities		
Consolidated net income (loss)	**1,691**	**384**
Taxes	679	(55)
Other non-cash expenses	(103)	166
Items related to investing activities	**236**	**377**
Depreciation and amortization	624	712
Share in loss of associated companies	(339)	67
Other	(49)	(402)
Items related to financing activities	**140**	**4,217**
Interest expense	2,781	3,689
Unrealized exchange rate fluctuation	(2,429)	136
Valuation of derivative financial instruments	140	244
Other	(353)	149
Resources used in operations	**(11,737)**	**(3,385)**
Net flow from operating activities	**(9,093)**	**1,705**
Investing activities		
Acquisition of businesses	106	0
Acquisition of real estate, machinery and equipment	(82)	(175)
Acquisition of other long term assets	(560)	(5,638)
Sale of real estate, machinery and equipment and other investments	46	5,202
Other	(21)	134
Net flow from investing activities	**(512)**	**(477)**
Financing activities		
Borrowings	16,737	12,060
Debt payments	(6,705)	(9,851)
Interest expense	(2,692)	(3,564)
Decreases in minority interest	(1,129)	2,282
Share repurchases	(152)	(3)
Financing for financial derivatives	(348)	(209)
Other	(20)	(13)
Net cash flow from financing activities	**5,692**	**702**
Net change in cash and cash equivalents	**(3,913)**	**1,930**
Adjustments in cash flow for exchange variations	(49)	(7)
Cash and cash equivalents at beginning of period	8,929	6,560
Cash and cash equivalents at end of period	**4,968**	**8,482**

Investor Relations	www.ica.com.mx	14/24

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information

	Construction	Airports	Concessions	Corporate and Other[1]	Consolidated
3Q13					
Revenues	6,032	860	1,550	(80)	8,363
Operating Income	432	370	637	(242)	1,197
Operating margin	*7.2%*	*43.0%*	*41.1%*	--	*14.3%*
Adjusted EBITDA	567	427	800	(239)	1,556
Adj. EBITDA Margin	*9.4%*	*49.7%*	*51.6%*	--	*18.6%*
Depr. & Amort. [2]	135	58	163	3	359
Total Assets	38,388	13,946	48,865	5,803	107,002
Total Debt	9,036	3,110	23,749	13,142	49,036
Capital Expenditures	85	60	759	162	1,067
3Q12					
Revenues	7,793	799	717	8	9,317
Operating Income	450	345	114	(207)	702
Operating margin	*5.8%*	*43.2%*	*15.9%*	--	*7.5%*
Adjusted EBITDA	702	399	394	(267)	1,229
Adj. EBITDA Margin	*9.0%*	*50.0%*	*55.0%*	--	*13.2%*
Depr. & Amort. [2]	252	54	281	(60)	527
Total Assets	55,831	11,477	32,349	2,471	102,128
Total Debt	20,867	2,271	16,718	13,614	53,471
Capital Expenditures	33	47	0	768	848

(1) Includes the holding company, subholding companies and consolidation effects

(2) Depreciation, amortization and net interest expenses included in cost of sales

Investor Relations	www.ica.com.mx	15/24

Investor Relations	www.ica.com.mx	16/24

Annexes

Backlog

Concessions Portfolio

Investor Relations	www.ica.com.mx	17/24

Non-Consolidated Affiliates and Joint Ventures

Construction

•	This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and the construction companies for the Nuevo Necaxa-Tihuatlan highway (60%), the El Realito (51%) aqueduct, and the Atotonilco (50%) water treatment plant, among others.

•	Non-consolidated construction affiliates had Ps. 9,612 million in contracts as of September 30, 2013.
Investor Relations	www.ica.com.mx	18/24

•	New contracts and contract additions were Ps. 3,968 million, including the Dos Bocas gas compression plant and the residual fuels conversion plant at the Tula Refinery.

Concessions

•	Includes the concessions for the Nuevo Necaxa-Tihuatlan highway (with ICA holding a 50% interest), the Mitla-Tehuantepec highway (60%), the Autovia Urbana Sur (30%), the El Realito aqueduct (51%), the Queretaro Aqueduct II (43%), the Atotonilco water treatment plant (10%), the Lázaro Cárdenas Port operator (5%), Renova Atlatec (50%), and Proactiva Medio Ambiente (49%).

Investor Relations	www.ica.com.mx	19/24

Corporate and Other

•	Includes principally Actica (interest in the company is 50%) and Los Portales in Peru (50%)~~.~~

Investor Relations	www.ica.com.mx	20/24

Notes and disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2012, which were also prepared under IFRS.

Other Notes

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2012.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 12.9530 per U.S. dollar as of September 30, 2013, Ps. 12.841 as of December 31, 2012, and Ps. 12.8077 as of September 30, 2012.

IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised 2011), and IAS 28 (revised 2011): The International Accounting Standards Board (IASB) issued a set of five pronouncements related to consolidation, joint arrangements, affiliates, and disclosure that became effective January 1, 2013.

IFRS 10 “Consolidated Financial Statements” replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities,” Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31. The option to apply the proportional consolidation method on jointly controlled entities is eliminated. In addition, IFRS 11 eliminates the concept concerning jointly controlled assets, and establishes only two types of joint arrangements, joint operations and joint ventures, depending on the rights and obligations of the parties. A joint operation is a joint arrangement whereby the parties that have joint control have rights to assets and obligations on liabilities. In this type of arrangement, each party recognizes the assets to which they have rights and liabilities which bear obligations as part of its other assets and liabilities. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets.

Investor Relations	www.ica.com.mx	21/24

In addition, joint ventures under IFRS 11 should be accounted using the equity method, whereas jointly controlled entities under IAS 31 could be accounted using the equity method or proportionate accounting.

The adoption of these five norms only affects the consolidated financial statements and the amounts reported in the consolidated financial statements for periods prior to December 31, 2012, when they are restated for comparative purposes.

The adoption of IFRS 11 changes the classification and subsequent accounting of the Company’s investment the following companies, which were previously recognized using the proportional consolidation method. Under IFRS 11, these joint ventures or joint arrangements are no longer consolidated using proportional consolidation, but are recognized as long-term investments with results recognized using the equity method These companies are:. Autovía Necaxa Tihuatlán, S.A. de C.V., ICA Fluor, S. de R.L. de C.V. and its subsidiaries, Rodio Kronsa, S.A., Los Portales, S.A., Suministro de Agua de Querétaro, S.A. de C.V., Aquos El Realito, S.A. de C.V., Constructora de Infraestructura de Aguas Potosí, S.A. de C.V., Autovía Mitla – Tehuantepec, S.A. de C.V., Actica Sistemas, S. de R.L. de C.V., C7AI Servicios Industriales Especializados, S.A. de C.V., Infraestructura y Saneamiento de Atotonilco, S.A. de C.V., and Administración y Servicios Atotonilco, S.A. de C.V.

The condensed financial statement for the nine months ended September 30, 2012 were restated to include the effect of the accounting standards in effect as of January 1, 2013 The financial statements for the period January 1 – September 30, 2012 as originally presented were:

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

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In accordance with Article 63 of the Circular for Issuers, ICA entered into one-year forward contracts to acquire 22,280,100 shares of the Company, in a series of nonconsecutive transactions between May 22 and August 21, 2012, at a weighted average strike price of Ps. 24.99 per share, equivalent to Ps. 556.8 million. The total amount of shares represented 3.67% of shares outstanding. These instruments were restructured, modifying their maturity and the strike price. As a result of the restructuring, the weighted average strike price is Ps. 23.63 per share. Other contractual conditions were not modified.

If market conditions are favorable, the forward contracts will be exercised with a charge to the share repurchase reserve approved by the Shareholders’ Meeting, in accordance with the Policy for the Acquisition and Disposition of Own Shares approved by the Board of Directors. The value of the exercising will be calculated by multiplying at maturity the numbers of shares in each contract and strike price.

In the event of not exercising the instruments, the price for settling the contracts will be the difference between the strike price and the price of ICA’s shares in the market. On a quarterly basis, the fair value of the forward contracts is estimated based on their terms and the effect recognized in the comprehensive financing cost. As of September 30, 2013, the fair value for not exercising the contracts resulted in a gain in the line item financial derivative effects of Ps. 7 million.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.

Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.

Financial income: the revenue associated with financing.

Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

RCO: Red de Carreteras de Occidente, S.A.B. de C.V. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

Investor Relations	www.ica.com.mx	2/23

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

•	Actinver - Ramón Ortiz Reyes
•	BBVA Bancomer - Francisco Chávez
•	Banorte-Ixe - José Itzamna Espitia Hernández
•	Barclays - Pablo Monsiváis
•	Bank of America Merrill Lynch - Carlos Peyrelongue
•	Citi - Dan Mcgoey
•	Credit Suisse - Eugenio Amador
•	Deutsche Bank - Esteban Polidura
•	GBM - Javier Gayol
•	HSBC - Francisco Suárez
•	Intercam - Enrique Mendoza
•	Invex - Ana Hernández
•	ITAU - Roberto Barba
•	Monex - Roberto Solano
•	Morgan Stanley - Nikolaj Lippmann
•	Santander - Héctor Chávez
•	Scotia - Marcos Durán
•	UBS - Marimar Torreblanca
•	Vector – Jorge Plácido

This report may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2013

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero

Name: Gabriel de la Concha Guerrero
Title: Chief Investment Officer

Exhibit 99.1

(Translation) File 151.112.32

NATIONAL BANKING AND SECURITIES COMMISSION

LIC. RAFAEL COLADO IBARRECHE

Chief Supervisor of Issuers

LIC. ANDREA FABIOLA TINOCO H.

Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, October 25, 2013

RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information

i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its. These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivates belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪	The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.
▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.
▪	In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At September 30, 2013 there has been no default on the contracts.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the fourth quarter of 2013 as a result of additional changes in the peso or changes in interest rates since September 30, 2013.

In accordance with your request for this section, we set forth below the derivatives that matured during the quarter.

The following were the effects of derivative transactions as of September 30, 2013:

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness.

Sensitivity analysis was developed considering three scenarios: a) 25 bp reduction in interest rates; b) 50 bp reduction in interest rates; and c) 100 bp reduction in interest rates.

In conclusion, on aggregating the potential losses under the different scenarios described above for the position analyzed, the following results obtain:

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of June 28, 2013, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST. I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, October 25, 2013

________________________________________

Empresas ICA, S.A.B. de C.V.

By: Rodrigo A. Quintana Kawage

Position: Legal Representative